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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                     UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                   AT&T CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                   AT&T CORP.
                                    (ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                                  COMMON STOCK
                           $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   001957109

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MARILYN J. WASSER
                      VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                                  -COPIES TO-
                              STEVEN A. ROSENBLUM
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
               $10,000,000,000                                   $2,000,000
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

* Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:  $2,500,000                   FILING PARTY:  AT&T CORP.
      FORM OR REGISTRATION NO.:  FORM S-4, NO. 333-52670    DATE FILED:  DECEMBER 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Schedule TO is being filed with the Securities and Exchange Commission
(the "SEC") by AT&T Corp. ("AT&T") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-52670) (as amended through the date hereof, the "Registration Statement") regarding an offer by AT&T to holders of its Common Stock, par value $1.00 (the "Common Stock"), to exchange 1.176 shares of its Wireless Group Common Stock, par value $1.00 (the "Wireless Group Common
Stock"), for each share of Common Stock validly tendered and accepted by AT&T in the exchange offer. AT&T will accept up to an aggregate of 427,736,486 shares of Common Stock and will issue up to an aggregate of 503,018,108 shares of Wireless Group Common Stock in the exchange offer. If more than 427,736,486 shares of Common Stock are validly tendered, AT&T will accept shares for exchange on a pro rata basis as described in the Offering Circular/Prospectus dated April 19, 2001 (the "Offering Circular/ Prospectus"). A copy of the Offering
Circular/Prospectus is incorporated herein by reference to the Registration Statement.

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offering Circular/ Prospectus is hereby incorporated by reference in answer to the following items: Item 2; Item 3; Items 4(a)(1)(i)-(iii) and
(v)-(xii); Item 5; Items 6(a), (b) and (c)(1), (8) and (10); Item 9; Item 10;
and Items 11(a)(1)-(3).

ITEM 1.  SUMMARY TERM SHEET.

     Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) MATERIAL TERMS:

          (1) TENDER OFFERS:

             (iv):  Not applicable.

          (2) MERGERS OR SIMILAR TRANSACTIONS:  Not applicable.

     (b) PURCHASES: The exchange offer is open to all holders of Common Stock who tender their shares in a jurisdiction where the exchange offer is permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of AT&T who is a holder of Common Stock may participate in the exchange offer.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (c) PLANS:

          (9) AT&T may acquire various AT&T securities from time to time in the future and expects to issue various AT&T securities from time to time, in each case for general or special corporate purposes. In addition, the information included in the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) SOURCE OF FUNDS:  Not applicable.

     (b) CONDITIONS:  Not applicable.

     (d) BORROWED FUNDS:  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP: The information contained under the heading "Stock Ownership of Management and Directors" in AT&T's Proxy Statement on
Schedule 14A filed March 30, 2001 is incorporated herein by reference.

     (b) SECURITIES TRANSACTIONS:

 TRANSACTIONS IN COMMON STOCK BY AT&T DIRECTORS AND OFFICERS DURING THE PAST 60
                                      DAYS

                                        NO. OF     PRICE PER
NAME                         DATE       SHARES       SHARE               TRANSACTION
----                       ---------  -----------  ---------   --------------------------------
C. Michael Armstrong.....  3.15.01    497,580.000  $23.0400    stock option grant
                           3.15.01    171,700.000  $23.0400    restricted stock unit grant
Betsy J. Bernard.........  4.09.01     87,240.000  $20.8750    long term incentive plan stock
                                                               option grant
                           4.09.01     80,948.000  $20.8750    stock option grant
                           4.09.01    800,000.000  $20.8750    special stock option grant
                           4.09.01    175,000.000  $20.8750    special restricted share grant
James W. Cicconi.........  3.15.01    108,240.000  $23.0400    stock option grant
                           3.15.01     54,900.000  $23.0400    restricted stock unit grant
Nicholas S. Cyprus.......  3.15.01     13,740.000  $23.0400    stock option grant
                           3.15.01     27,500.000  $23.0400    restricted stock unit grant
                           3.30.01        130.039  $21.3000    Employee Stock Purchase Plan
                                                               acquisition
David Dorman.............  3.15.01    306,960.000  $23.0400    stock option grant
                           3.15.01    212,300.000  $23.0400    restricted stock unit grant
Mirian M.                  3.15.01     53,760.000  $23.0400    stock option grant
  Graddick-Weir..........
                           3.15.01     39,900.000  $23.0400    restricted stock unit grant
Frank Ianna..............  3.15.01    213,240.000  $23.0400    stock option grant
                           3.15.01     66,800.000  $23.0400    restricted stock unit grant
                           3.15.01    234,554.000  $23.0400    special restricted share grant
John C. Malone...........  2.28.01    325,794.000  $12.5600    exercise of derivative security
                           2.28.01    325,794.000  $23.0000    sale of security
                           3.22.01      4,580.000              gifted disposal of shares
Richard J. Martin........  3.15.01     53,760.000  $23.0400    stock option grant
                           3.15.01     39,900.000  $23.0400    restricted stock unit grant
                           3.01.01      3,891.000              gifted disposal of shares
                           3.30.01        189.065  $21.3000    Employee Stock Purchase Plan
                                                               acquisition
David C. Nagel...........  3.15.01     47,040.000  $23.0400    stock option grant
                           3.07.01      5,119.000              transfer into trust account
                           3.15.01     49,900.000  $23.0400    restricted stock unit grant
Charles Noski............  3.15.01    206,820.000  $23.0400    stock option grant
                           3.15.01     76,300.000  $23.0400    restricted stock unit grant
John C. Petrillo.........  3.15.01    111,660.000  $23.0400    stock option grant
                           3.15.01     49,900.000  $23.0400    restricted stock unit grant
Richard R. Roscitt.......  2.14.01    216,500.000  $21.8250    stock option grant
                           2.14.01     62,000.000  $21.8250    restricted stock unit grant
                           3.15.01    127,667.000  $23.0400    vesting of restricted stock
                                                               units
                           3.15.01     46,535.000  $23.0400    restricted stock withheld by
                                                               AT&T for tax purposes
Daniel E. Somers.........  3.15.01    206,820.000  $23.0400    stock option grant
                           3.15.01     76,300.000  $23.0400    restricted stock unit grant
                           3.30.01        180.923  $21.3000    Employee Stock Purchase Plan
                                                               acquisition

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

ITEM 11.  ADDITIONAL INFORMATION.

     (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS:

          (4) Not Applicable.

          (5) None.

     (b) OTHER MATERIAL INFORMATION:  None.

ITEM 12.  EXHIBITS.

     A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2001                          AT&T Corp.

                                          By: /s/ MARILYN J. WASSER
                                            ------------------------------------
                                            Name: Marilyn J. Wasser
                                            Title: Vice President -- Law and
                                              Secretary

                               INDEX TO EXHIBITS

 EXHIBIT NO.                            DESCRIPTION
--------------                          -----------
12(a)(1)(i)     Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(a)(1)(ii)    Letters of Transmittal (incorporated by reference to Exhibit
                99.1 to the Registration Statement)
12(a)(1)(iii)   Information Guide for Shareholders of AT&T (incorporated by reference to Exhibit 99.2 to the Registration Statement)
12(a)(1)(iv)    Notice of Guaranteed Delivery (incorporated by reference to
                Exhibit 99.3 to the Registration Statement)
12(a)(1)(v)     A Message from AT&T Shareowner Services to AT&T Shareholders
                (incorporated by reference to Exhibit 99.4 to the
                Registration Statement)
12(a)(1)(vi)    Letter to Brokers, Securities Dealers, Commercial Banks,
                Trust Companies and Other Nominees (incorporated by
                reference to Exhibit 99.5 to the Registration Statement)
12(a)(1)(vii)   Letter to Clients for use by Brokers, Securities Dealers,
                Commercial Banks, Trust Companies and Other Nominees
                (incorporated by reference to Exhibit 99.6 to the
                Registration Statement)
12(a)(1)(viii)  Press release, issued April 18, 2001
12(a)(2)        Not applicable
12(a)(3)        Not applicable
12(a)(4)        Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(a)(5)(i)     Newspaper Advertisement of Exchange Offer for publication in several U.S. newspapers
12(b)           Not applicable
12(d)(i)        Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(g)           Not applicable
12(h)(i)        Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the
                Registration Statement)